Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Leading BioSciences Announces Positive Topline Data from Open-Label Gastrointestinal Surgery Study

CARLSBAD, Calif., January 8, 2021 /PRNewswire/ -- Leading BioSciences, Inc. (“LBS”), a privately held company that recently entered into a definitive agreement for a reverse merger with Seneca Biopharma, Inc. (Nasdaq:SNCA) to form Palisade Bio, Inc. announced today that data from an open-label study demonstrated that patients treated with LB1148 had a statistically significant shorter length of stay in the hospital than the expected length of stay based on their billing code at admission.

“We believe these early data, although in a limited number of patients, support our ongoing Phase 2 clinical trial to evaluate the impact of LB1148 on return to bowel function and length of stay,” said Michael Dawson, MD, Chief Medical Officer of LBS. “This reduction in hospital length of stay can be quite meaningful for both hospitals and patients in today’s medical setting. We look forward to presenting the full results from this study at a medical meeting later this year.”

The data are from an open-label, investigator-sponsored, single-arm study that enrolled 11 patients and evaluated 10 patients undergoing elective gastrointestinal (“GI”) surgery. Upon admission, patients are typically assigned a billing code that is associated with an expected geometric mean length of stay (“GMLOS”). The GMLOS is derived from hundreds of thousands of admissions and represents an expected mean length of stay. The actual length of stay of patients treated with LB1148 in this clinical trial was compared to the expected GMLOS. LB1148 treated patients had a statistically significant reduction in hospital length of stay by 1.3-days when compared with expected length of stay based on their billing code at admission. The improvement in length of stay observed in LB1148-treated patients compared favorably to that previously reported from clinical trials of ENTEREG® which were between 0.3 days and 0.7 days.

Following GI surgery, postoperative return of bowel function is often a limiting determinant of hospital discharge. The mean time for a first bowel movement in LB1148-treated patients in this clinical trial following surgery was 2.43 days. As a reference, in a clinical trial of the approved-drug, ENTEREG®, which enrolled a similar elective bowel resection surgery patient population, the mean time for first bowel movement in the placebo treated patients was 4.7 days.

Results were previously disclosed in the company’s December 17, 2020 conference call (https://leadingbiosciences.com/wp-content/uploads/Project_Sage-Merger_Press_Release_FINAL_FOR_RELEASE.pdf). Full results for the open-label GI study are expected to be disclosed at an upcoming conference in 2021.

About Leading BioSciences, Inc.
Leading BioSciences is developing novel therapeutics designed to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. LBS’ initial focus is combatting the interruption of GI function (ileus) following major surgery in order to reduce recovery times and shorten the duration of patient hospital stays. Additionally, LBS believes that its investigational therapies have the potential to prevent the formation of postoperative adhesions (reducing hospital re-admissions and additional surgeries), as well as to address the myriad health conditions and complications associated with chronic disruption of the gastrointestinal mucosal barrier. As of December 2020, Leading BioSciences has entered into a definitive agreement with Seneca Biopharma, Inc. under which a wholly owned subsidiary of Seneca will merge with Leading BioSciences in an all-stock transaction. The combined company is expected to operate under the name Palisade Bio, Inc. (Nasdaq: PALI), upon completion of the merger.

No Offer or Solicitation:
This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC
In connection with the proposed transactions between LBS and Seneca, Seneca filed a registration statement on Form S-4 that contained a proxy statement and prospectus with the Securities Exchange Commission (“SEC”) on December 23, 2020, but the registration statement has not yet become effective. This communication is not a substitute for the registration statement or the proxy statement or any other documents that Seneca may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, SENECA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SENECA, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The registration statement is available free of charge on Seneca’s website at www.senecabio.com, by contacting Seneca’s Investor Relations by phone at (301) 366-4960, or by electronic mail at investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation
Seneca and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Seneca’s directors and executive officers is included in Seneca’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020, and the proxy statement for Seneca’s 2020 annual meeting of stockholders, filed with the SEC on June 24, 2020. Additional information regarding these persons and their interests in the transaction is included in the proxy statement relating to the transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the timing and results of clinical trials, and other statements that are not historical facts.  Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions and their variants.  These forward-looking statements are based upon LBS’s current expectations. Forward-looking statements involve risks and uncertainties, and actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. Except as required by law, LBS expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in LBS’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Leading BioSciences Media Relations Contact:

Darren Opland, Ph.D.

LifeSci Communications

darren@lifescicomms.com

Leading BioSciences Investor Relations Contact:

Corey Davis, Ph.D.

LifeSci Advisors

cdavis@lifesciadvisors.com

Corporate Contact:

Justin Stege, Ph.D.

justin.stege@leadingbiosciences.com